                            [MISSION RESOURCES LOGO]

                               ANALYST CONFERENCE
                                 MARCH 30, 2001

SAFE HARBOR DISCLOSURE
================================================================================

This presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") have filed the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010,
Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.


=========================== [MISSION RESOURCES LOGO] ===========================

AGENDA
================================================================================

Introduction to Mission Resources           Doug Manner

Property overview & operating objectives    Joe Nicknish

2001 capital expenditure budget
      &  strategic initiatives              Kent Williamson

Financial strategy                          Jon Clarkson

Actual 2000, pro forma 2001
      & 2002 financials                     Ann Kaesermann

Corporate M&A strategy &
      administrative overview               Dan Foley



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                               3

================================================================================







[PHOTO]                            Doug Manner

                                 Chairman & CEO





[Page 4 depicts picture of Doug Manner]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                               4

SITUATION - BELLWETHER & BARGO
================================================================================

Bellwether (2000)

o        Issues

         - Scattered assets, low reserve life index, 30% operated, 85% hedged, debt to book capital of 70%, inexperienced management, too small

o        Actions

         -        Sold $49 MM of properties

         -        Paid down debt

         -        Bought back 15,000 MMBTU/Day of hedges

         - Acquired new management expertise - engineering, budget control, finance

         -        Commenced acquisition/merger discussions




=========================== [MISSION RESOURCES LOGO] ===========================
                                                                               5

SITUATION - BELLWETHER & BARGO
================================================================================

Bellwether (2000)

o        Desired position was:

         -        Focused assets

         -        8 year reserve life index

         -        70% operated

         -        Less than 50% hedged

         -        Debt to book capitalization less than 50%

         -        Strong management

         - Billion dollar market capitalization with extensive market coverage

o        Strategy

         - Base - Exploitation and low risk exploration, farm-out high risk exploration

         -        Growth - Corporate consolidation and acquisition

         -        Looking for strategic corporate acquisition



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                               6

SITUATION - BELLWETHER & BARGO
================================================================================

Bargo (2000)

o Strong results in executing acquisition strategy, and subsequent optimization of operations

         -        Texaco acquisition quadrupled reserves

o Focus on maximization of return on investments in long-life oil properties

         -        Sold >$100 MM of assets for well above acquisition cost

o        Minimal access to capital markets for further growth

o        Shareholders desiring tax efficient liquidity

         -        Decided against IPO or addition of private equity






=========================== [MISSION RESOURCES LOGO] ===========================
                                                                               7

MISSION RESOURCES - THE COMBINATION
================================================================================

o        Bellwether plus Bargo

         - Asset overlap, increased reserve life index, increased operated production, hedge dilution, improved debt to book capital, completed management team, increased market capitalization

         -        High grading opportunities and operations

         -        Continuing both companies' strategy of growth by acquisition

         - Management team with technical and financial expertise to accomplish significant strategic growth as well as base asset growth

o        Pro forma asset statistics

         -        78.5 MMBOE, net of January property sale

         -        R/P 9 years, 80% developed, 68% oil, 46% operated

         -        23 MBOE/day production

         -        Three focus areas:

                  o        Permian - 39% of reserves, long life oil

                  o Onshore Gulf Coast - 20% of reserves, exploitation opportunities

                  o Gulf of Mexico - 8% of reserves, exploitation and exploration opportunities


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                               8

MERGER DETAILS
================================================================================

o        Bellwether acquiring Bargo, deal announced Jan 25th

o        New Name: Mission Resources Corporation

o $1.26 per share for Bargo common ($140 MM, approximately 40% in cash, 60% in Bellwether stock)

o        Bargo preferred stockholders receive cash ($61 MM)

o        Amendment No. 1 to S-4 filed with the SEC Mar 19th

o        Anticipate Bellwether Shareholder meeting in early May

o        Total deal (Pro Forma at December 31, 2000)

         - $200 MM for common and preferred stock ($120MM Cash, $80MM stock)

         -        $29 MM assumed debt

         -        46.9 MMBOE proved reserves

         -        Less than $5.00/BOE direct acquisition cost



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                               9

STRATEGIC DIRECTION
================================================================================

o        Fully exploit existing asset base

         -        Focus on costs, full cycle economics

o        Divest non-core, non-strategic properties

         -        Reduce Company's operating cost/BOE

o        Growth through acquisition

         - Corporate transactions via "unadvertised" opportunities, public and private companies

         - Property transactions in focus areas, potential addition of new core area








=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              10

EXECUTIVE MANAGEMENT
================================================================================


[PHOTO]

                            Doug Manner
                          Chairman & CEO

                                              Jon Clarkson
                                             President & CFO


   Kent Williamson             Joe Nicknish                 Dan Foley
 Sr. VP - Planning          Sr. VP - Operations         Sr. VP - Corporate
  & Exploration               & Exploitation                 Finance

Portfolio Management         Field Operations              Corporate M&A
  Budget Control                 Drilling                Accounting & Tax
  Exploration                      Land                       Finance
                                                             Marketing
                                                           Administration

[Page 11 depicts pictures of the management & organizational chart w/Doug Manner as Chairman & CEO, Jon Clarkson as President & CFO, Kent Williamson Sr. VP - Planning & Exploration, Joe Nicknish Sr. VP - Operations & Explorations & Dan Foley Sr. VP - Corporate Finance]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              11

BOARD OF DIRECTORS (nominated)
================================================================================

Doug Manner          Chairman and CEO, Mission Resources

Jon Clarkson         President and CFO, Mission Resources

Judy Ley Allen       Board Member of Federal Reserve Bank - Dallas

J.P. Bryan           Senior Managing Director,
                      Torch Energy Advisors, Inc.

Tim J. Goff          Ranching (former Chairman and CEO, Bargo)

Habib Kairouz        Managing Director, Rho Management Co., Inc.

D. Martin Phillips   Managing Director, Encap Investments L.L.C.




=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              12

MISSION RESOURCES - STATUS & GOALS
================================================================================

o        Integration of Bellwether and Bargo is well underway

o        Major goals for 2001

         - Maintain production levels with targeted capex - predominantly exploitation, nominal exploration

         - Reduce costs by managing the portfolio and improving operation efficiencies

         -        Increase balance sheet liquidity

         - Pursue corporate consolidation opportunities, close one or more

         -        Improve visibility and perception in capital markets

o        Mission Resources is a unique mid-cap E&P investment opportunity

         - New, enthusiastic management team with expertise in exploitation, M&A, and capital markets

         -        Growth philosophy coupled with extensive industry contacts


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              13

================================================================================


[PHOTO]                         Joe Nicknish

                      Sr. Vice President of Operations
                               and Exploitation















[Page 14 depicts picture of Joe Nicknish]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              14

PROPERTY OVERVIEW
================================================================================

[MAP]

                                TOP TWENTY FIELDS


         1        East Texas                  TX      Oil
         2        Leroy North                 LA      Gas
         3        Waddell                     TX      Oil
         4        Levelland/Slaughter         TX      Oil
         5        Cross Creek                 TX      Gas
         6        Bright Falcon               TX      Gas
         7        Tiguino                     EC      OIl
         8        Eugene Island Block 292     FO      Gas
         9        Wasson                      TX      Oil
         10       Raccoon Bend                TX      Oil
         11       Second Bayou                LA      Gas
         12       Goldsmith OBO               TX      Oil
         13       Ship Shoal Block 246        FO      Gas
         14       Charapa                     EC      Oil
         15       Giddings                    TX      Mix
         16       TXL                         TX      Oil
         17       High Island Block 552       FO      Gas
         18       Porter's Creek              TX      Gas
         19       Bedford                     TX      Oil
         20       Reddell                     LA      Gas





[Page 15 depicts a map of New Mexico, Texas, Louisiana, & the Gulf of Mexico w/ a map of Ecuador inserted in the lower left corner. The map contains pictures from 1-20 indicating the top 20 fields.

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              15

RESERVES BY REGION
================================================================================

o        Pro Forma reserves at December 31, 2000 of 78.5 MMBOE


                                  [PIE CHART]


{Page 16 depicts a pie chart. The text of the chart is as follows:


EAST TEXAS                14%

GULF COAST ONSHORE        20%

GULF COAST OFFSHORE        8%

GULF COAST COMBINED       28%)

ECUADOR                   10%

PERMIAN                   39%

OTHER                      9%]



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              16

RESERVE PROFILE
================================================================================

o        Production approximately 23,000 BOE per day, reserve life index 9 years


  [PIE CHART]                 [PIE CHART]              [PIE CHART]
RESERVE CATEGORIES            OIL vs. GAS              OPERATED vs.
                                                       NON-OPERATED




[Page 17 depicts 3 pie charts. The pie chart titled Reserve Categories contains the following text:

PUD 20%
PDP 70%
PDN 10%

The pie chart titled Oil vs. Gas contains the following text:

Gas 32%
Oil 68%

The pie chart titled Operated vs. Non-operated contains the following text:

Non-Op   54%
Operated 46%]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              17

CHARACTERIZATION OF MISSION PROPERTIES
================================================================================

o        Permian (39% of Reserves)

         -        Long-life production, primarily oil

         -        Mostly operated by majors or large independents

         - Waterfloods with long-term CO2 potential for increased oil recovery

         -        New Mexico gas production with exploration upside

o        Gulf Coast (20% of Reserves)

         -        Upside potential in structural and stratigraphic gas plays

         - Upside oil potential in large field previously operated by a major

         -        Inventory of exploration and exploitation prospects

o        Gulf of Mexico (8% of Reserves)

         -        High rate gas production

         -        Focus of exploration program

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              18

CHARACTERIZATION OF MISSION PROPERTIES
================================================================================

o        East Texas (14% of Reserves)

         -        Operated oil production primarily from East Texas oil field

         -        Properties purchased from Arco and Texaco

         -        Optimization potential on previous Texaco properties

o        Ecuador (10% of Reserves)

         -        Oil production with significant exploitation upside

         -        Exploration upside

o        Mid-Continent (4% of Reserves)

         -        Panhandle gas production with exploitation potential

o        West Coast (5% of Reserves)

         -        Significant oil production and potential offshore California


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              19

OPERATING OBJECTIVES
================================================================================

o        Focus on production engineering to capture low risk opportunities

o Reduce operating costs by reorganizing staff and optimizing key operating drivers

o        Utilize current technology to maximize returns - fracs, 3-D, etc.

o        Perform detailed field studies to identify additional reserves

o Focus energies on core assets to optimize field operations - decrease lifting costs and increase production rates






=========================== [MISSION RESOURCES LOGO] ===========================

OUTSOURCING STRATEGY - OPERATIONS
================================================================================

o        Both companies currently outsource operations

         -        Bellwether uses Torch Energy Advisers and Tecnie

         -        Bargo uses Cameron Engineering and Gas Solutions

o        Mission will outsource field operations

         - Choice of contractor will be a function of service quality and cost

         -        Contract Operator will function as essential member of Asset
                  Teams

o Mission Asset Management Teams will retain ultimate decision authority on:

         -        Project identification

         -        scheduling

         -        funding

         -        third party vendor approvals




=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              21

OPERATIONS / TECHNICAL
================================================================================

      FUNCTIONS:
     Budget Control
      Operations
        Land
Drilling - Exploration
Drilling - Exploitation
   Portfolio Management


                             [ORGANIZATIONAL CHART]




[Page 22 depicts an organizational chart w/ Doug Manner as Chairman & CEO, Kent Williamson as Sr. VP - Planning & Exploration, Joe Nicknish as Sr. VP - Operations & Exploration, Matt Gallagher as Exploration Manager, Rudy Wildenstein as Engineering Manager, Jim Enlow as Land Manager, Steve Turk as Operations Manager & Byron Yeatman as V.P. Exploration]



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              22

================================================================================



[PHOTO]                         Kent Williamson

                        Sr. Vice President of Planning
                                and Exploration





[Page 23 depicts a picture of Kent Williamson]


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              23

CAPITAL EXPENDITURE STRATEGY
================================================================================

o  Group projects according to degree of discretion allowed and urgency:

     -  Safety, health, environment, regulatory Least Discretionary

     -  Protection of land position / work commitment

     -  Prevention of production disruptions                Least Discretionary
                                                                     |
     -  Competitive production situations                    More discretionary

     -  OBO Exploitation and exploration opportunities

     -  Operated exploitation and exploration opportunities

     -  LOE reduction More discretionary

o  Prioritize projects based on analysis that considers:

     -  Rate of return

     -  return on investment

     -  production and reserves added

     -  Probability of success

o Strike balance between projects that provide immediate cash flow enhancement versus projects that increase reserves or set up future reserve growth

o Control spending throughout the year, and adjust priorities to adapt to changing circumstances and new opportunities

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              24

PROJECTED CAPITAL EXPENDITURES
================================================================================

                              2001 ESTIMATED CAPEX
                                    $110 MM
                                   ---------


[PIE CHART]              EXPLORATION PROJECTS:

                         Madisonville
                         Raccoon Bend
                         Morrow / Atoka plays
                         Ship Shoal Blk 225


                         DEVELOPMENT PROJECTS:

                         Oak Hill
                         Cross Creek
                         Candy
                         Tiquino



[Page 25 depicts a pie chart of 2001 Estimated CAPEX $110MM. The text of the chart is as follows:

*Exploratory    $11MM
Land/Seis./Oth  $ 8MM
Development     $41MM
Acquisition     $50MM

* includes all non-proved drilling]


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              25

PROJECTED CAPITAL EXPENDITURES
================================================================================

                              2002 ESTIMATED CAPEX
                                    $160 MM
                                   ---------

                                   EXPLORATION PROJECTS:

[PIE CHART]                        North Leroy
                                   S. Bayou Boeuf
                                   High Island Blk 552
                                   Tranquillon Ridge


                                   DEVELOPMENT PROJECTS:

                                   S. Kilgore unit
                                   Various permian fields
                                   Ship Shoal Blk 214
                                   Tiguino
                                   Charapa

[Page 26 depicts a pie chart of 2002 Estimated CAPEX $160MM. The text of the chart is as follows:

Acquisition    $100MM
Land/Seis./Oth $ 10MM
*Exploratory   $ 20MM
Development    $ 30MM

* includes all non-proved drilling]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              26

CAPITAL PROJECT INVENTORY
================================================================================

                                 Number       Net        Net
                                   Of       Capital    Unrisked
Project Type                    Projects     Cost      Potential
------------                    --------     ----      ---------
Proved
(Low risk exploitation)            472     $  80 MM    26 MMBOE

Other Potential
(Exploitation & exploratory)       209      $142 MM    Not disclosed






=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              27

SOUTH TIMBALIER BLOCK 199
================================================================================

                                   [DIAGRAM]

o SEISMIC USED FOR RISK REDUCTION...Lentic Channel Sand objectives defined by mapping with 3-D seismic. AVO processing of 2-D seismic data shows presence of hydrocarbon indicator.

o ANALOGOUS TO NEARBY PRODUCTION...South Timbalier Block 212 and 213 Fields produce from similar Lentic Channel sand reservoirs..

o SIGNIFICANT INTEREST...Mission owns 25% working interest in the prospect.

o NEAR-TERM SPUD DATE... Anticipate May 2001 spud.


[Page 28 depicts a diagram of the Lentic Amplitude & Structure Overlay of South Timbalier Block 199.]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              28

SHIP SHOAL 225
================================================================================

                           o        3-D SEISMIC RESULTS IN RISK REDUCTION ...
                                    Interpretation of high quality seismic
                                    survey identified Bul1 amplitudes trapped downthrown to major fault.

                           o        TARGETS PRODUCTIVE IN FIELD ... Oil and gas
[DIAGRAM]                           production already established in the
                                    prospective zones (ET-FA2 sands) upthrown to the same fault in SS 225 Field.

                           o DIVERSIFICATION OF RISK ... Negotiated trade of portion of interest in ST 199 Prospect for interest in this prospect. Mission gained an 18.75% Working Interest in SS 225 Prospect as a result of the trade.

                           o NEAR-TERM SPUD ... Anticipate first well to test this prospect will spud in May 2001.


[Page 29 depicts a Bul 1 Sand Amplitude of Ship Shoal 225.]




=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              29

EUGENE ISLAND BLOCK 310
================================================================================


                                    o ANALOG TO LARGE DEEP WATER FIELDS...Many structural and stratigraphic similarities to prolific deep water fields, but EI 310 is in only 210' foot water depth.

                                    o 3-D DOCUMENTED...A multi-block high
                                    quality 3-D seismic survey was used for
[DIAGRAM]                           interpretation.

                                    o DEVELOPED INFRASTRUCTURE...Block 310 is adjacent to our EI 292 Field with numerous pipelines nearby.

                                    o ADDITIONAL DRILLING OPPORTUNITIES...More wells can be drilled in untested fault blocks.

                                    o WELL IN PROGRESS...Expect to log before May 1, 2001.




[Page 30 depicts a diagram of Eugene Island Block 310.]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              30

MADISONVILLE PROSPECT
================================================================================

                                    o MULTI-ZONE PROJECT...Primary target
                                    includes development of the fractured Glen
                                    Rose "B" Limestone, with secondary
                                    objectives in the overlying Sub-Clarksville,
                                    Dexter, Buda, Georgetown and Edwards.

                                    o DIRECT ANALOG TO FT. TRINIDAD GLEN ROSE
                                    "B" FIELD...Total recovery to date is 50
                                    Bcfe from an area the same size as the
[DIAGRAM]                           Madisonville Prospect.

                                    o SIGNIFICANT ACREAGE POSITION...Bellwether holds acreage options across 10,000 acres.

                                    o 3D SEISMIC USED FOR RISK REDUCTION...
                                    Achieved through the acquisition
                                    of a 32 square mile proprietary shoot.

                                    o DEVELOPED INFRASTRUCTURE...Presence of active gas pipelines on the prospect acreage allow for immediate production and sales.

                                    o NEAR-TERM SPUD DATE...Will spud before April 1, 2001.


[Page 31 depicts a diagram of the Madisonville Prospect.]



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              31

TRANQUILLON RIDGE UNIT
================================================================================




                                    o DIRECT ANALOG TO PT. PEDERNALES FIELD...
                                    Tranquillon is a shoreward extension of Pt.
                                    Pedernales Field. Ultimate recovery from Pt.
                                    Pedernales is estimated to be 82 MMBO and 30
                                    BCF. As of December 2000, Pt. Pedernales had produced 64 MMBO and 19 BCF.

                                    o SEISMIC INDICATES...The Tranquillion Ridge
                                    structure is larger than the Pt. Pedernales
                                    structure. The A-28 well produces oil in the
[DIAGRAM]                           lower portion of the Tranquillion Ridge
                                    structure indicating hydrocarbon
                                    accumulation

                                    o NEAR-TERM ACTIVITY...EIR baseline study is in progress with an estimated completion date of November 2001. California State Lands Commission is expected to issue the lease after completion of EIR.

                                    o LONG-TERM PLANS...First drilling in the field is projected to start in July 2002.


[Page 32 depicts a diagram of the Tranquillon Ridge Unit.]


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              32

PORTFOLIO MANAGEMENT
================================================================================

o        Overall goals

         -        Increase portfolio value

         -        Concentrate properties in core areas

         -        Increase percentage of properties operated

         -        Reduce overall operating costs/BOE

         -        Potentially add one additional core area

o        Basic Strategy

         - Acquire properties to which the Mission technical staff can add value

         - Divest properties which have more value to prospective purchasers than they do to Mission Resources



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              33

================================================================================




[PHOTO]                        Jonathan Clarkson

                                President & CFO






[Page 34 depicts a picture of Jon Clarkson.]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              34

BARGO ACQUISITION HISTORY
================================================================================

                                    Acq.      Cost Incl.  Proved   Developed
                                    Cost         Dev.    Reserves    Cost
Deal                 Properties     $MM          $MM       MMBOE   $ / BOE
----                 ----------     ----      ---------- --------  ---------
Conoco I          St. Martinville  $  7.5      $ 10.6      1.9      $5.58

Conoco II         Conroe, Etc.       11.0        11.7      4.9       2.37

Phillips          Permian Basin      10.5        11.4      3.3       3.41

Texaco            Odem                8.7        10.3      1.6       6.65

Cody              Misc. Package       8.4        10.6      5.5       1.91

Exxon             Raccoon Bend       10.0        13.6      4.2       3.26

ARCO              East Texas         16.0        17.0      3.9       4.40

Texaco            Permian, Etc.     153.7       168.0     45.3       3.71

Aera              Coles Levee        10.1        10.1      4.8       2.13

All others        Various            38.4        52.9     14.9       3.53
                                   ------      ------     ----      -----

Total                              $274.3      $316.2     90.3      $3.50




=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              35

BALANCE SHEET COMPARISON ($ in millions)
================================================================================

                                      DECEMBER 31, 2000
                                 -------------------------     MISSION
                                                  MISSION     MAY 2001
                                 BELW     BARGO  PRO FORMA  EST. CLOSING
                                 ----     -----  ---------  ------------
Current Assets                     45       29        74

Property, Plant & Equipment       151      155       411

Goodwill                           --        2        27

Other Assets                       26       10        13
                                  ---      ---       ---
    Total Assets                  222      196       525
                                  ===      ===       ===


Current Liabilities                37       25        73

Bank Debt                          25       85       170          150

Sub Debt                          100       --       100          100

Deferred Tax & Other Liabilities    3        6        46

Preferred Stock                    --       58        --

Stockholders' Equity               57       22       136
                                  ---      ---       ---
    Total Liabilities & Equity    222      196       525
                                  ===      ===       ===



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              36

FINANCIAL STRATEGY
================================================================================

o        Maintain liquidity and balance sheet capacity

         - Limit capex in 2001 and 2002, free cash flow used to pay down bank debt

         - Utilize high yield debt to increase liquidity under senior revolver

         - Long Term objective of 50% debt to book capital and $100 MM of unused bank capacity

o        Reduce cost of capital

         - Increased liquidity in stock and analyst coverage - equity and high yield

         -        Lower cost of debt capital

o        Focus on reducing G&A and LOE per BOE - divestitures, outsourcing

o        Use equity to fund acquisition transactions



=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              37

SENIOR SECURED REVOLVER
================================================================================



o       Borrower:                  Mission Resources Corporation

o       Co-Arrangers:              JPMorgan and BNP Paribas

o       Administrative Agent:      The Chase Manhattan Bank

o       Syndication Agent:         BNP Paribas

o       Facility:                  A $200 million senior secured
                                   revolver with a $20 million letter of
        credit sublimit

o       Commitment Increase
        Provision:                 Up to $300 million

o       Termination Date:          3 years





=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              38

EFFECT OF HIGH YIELD ADD-ON ON BANK DEBT
================================================================================

                                    Initial
                                 Borrowing Base
                                 --------------
Sub debt less than
or equal to $100 MM                 $185.0 MM


Sub debt more than $100 MM
& less than or equal to $150 MM     $170.0 MM


Sub debt more than $150 MM
& less than or equal to $175 MM     $162.5 MM


Sub debt more than $175 MM          $155.0 MM


=========================== [MISSION RESOURCES LOGO] ===========================

BELLWETHER SENIOR SUBORDINATED NOTES
================================================================================
Issue:                         $100 million Senior Subordinated
                           Notes, issued April 1997

Coupon:                        10 7/8%

Maturity:                  10 years (2007)

Optional
Redemption:                    5 year non-call
                               (callable April 2002 @ 105.4)

Ratings
(Moody's/S&P) B3/B-


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              40

INITIATIVES WITH CAPITAL MARKETS
================================================================================

   o Initial meetings with a number of equity and high-yield analysts over the past several weeks

   o  "Courtesy call" meetings with Moody's and Standard & Poor's on February 21

   o Presentation to equity and high yield analysts on March 30 in the Woodlands

   o Continued communication with markets and analysts through conferences and roadshows


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              41

TRANSACTION TIMETABLE
================================================================================

     Sign merger agreement                                       Jan 25

     Preliminary S-4 proxy filed                                 Feb 1

     Bank Financing Committed                                    Mar 16

     Amended S-4 proxy filed                                     Mar 19

     Meeting for Equity & High Yield analysts                    Mar 30

     SEC approval                                                Apr 6*

     Rating agency upgrade request -
     Senior and subordinated debt                                Apr 11*

     Shareholder meeting                                         May 7*

     Close                                                       May 7*

* Projected

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              42

MAJOR SHAREHOLDERS* (amounts in millions)
================================================================================

                                        SHARES                    PERCENT
                                     FULLY DILUTED             FULLY DILUTED
                                     -------------             -------------
BELLWETHER:
Rho Mgmt.                                1.7                        7.2%
Icahn Holding                            1.0                        4.3%
Dimensional Fund                         0.9                        3.5%
Doug Manner                              0.8                        3.3%
J.P. Bryan                               0.7                        2.8%
All others                               9.1                       37.6%
                                                                  -----
                                                                   58.7%
                                                                  -----

BARGO:
Tim Goff                                 1.8                        7.4%
Encap                                    1.7                        7.1%
Bank of America                          1.2                        5.2%
Thomas D. Barrow                         1.1                        4.7%
Kayne Anderson                           0.8                        3.3%
All others                               3.4                       13.6%
                                                                  -----
                                                                   41.3%
                                                                  -----

*Assumed 10 MM shares to Bargo shareholders based on $8.00/share; includes all options

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              43

FINANCE & ADMINISTRATION
================================================================================

         FUNCTIONS:
       Corporate M&A
          Finance
    Financial Reporting
            Tax
          Treasury
     Internal Auditing                  [ORGANIZATIONAL CHART]
        Accounting*
           Legal*
         Marketing*
       Administration*
      Human Resources*
   Information Technology*

* Services provided by Torch

[Page 44 depicts an organizational chart with Jon Clarkson as President and CEO, Roland Sledge as Secretary & General Counsel, Dan Foley as Sr. V.P. Corporate Finance, Audit Committees, Dave Johnson as Director - Internal Audit, Ann Kaesermann as VP Chief Accounting Officer, Lance Weaver as Director Investor Relations and Financial Analysis, and Mike Gibson as Manager - Business Development.]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              44

================================================================================



       [PHOTOGRAPH]                            Ann Kaesermann

                                  Vice President - Chief Accounting Officer

[Page 45 depicts a picture of Ann Kaesermann.]

=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              45

FINANCIAL INFORMATION
================================================================================

    o    Bellwether Historical 2000

         - Recurring net income excludes $17MM tax benefit and $8.6 MM loss on disposition of hedges

         - Fourth quarter sale of 6.4 MMBOE of reserves producing 3,600 BOE/D, net

    o    Mission 2001 Estimate

         - Pro forma; merger and major asset sale assumed at the beginning of the year

         -  Fourth quarter $18MM sale of non - core and marginal properties

         -  Fourth quarter $50MM acquisition - debt financed

         - Excludes approximately $10MM of one time non-cash loss items due to FAS 133, Gas plant sale and Carpatsky transaction

    o    Mission 2002 Estimate

         -  Second quarter $100MM acquisition - equity financed

         -  Second quarter $9MM non-core asset divestiture


=========================== [MISSION RESOURCES LOGO] ===========================
                                                                              46

FINANCIAL HIGHLIGHTS
================================================================================


                                      REPORTED     PRO FORMA
                                        BELW        MISSION         MISSION
                                        2000       2001 EST.       2002 EST.
                                      --------    -----------    -------------
Total Production (MMBOE)                 5.8       8.3 - 8.7      10.5 - 11.5

Production (MBOE/D)                     15.8         22 - 24        29 - 32

Spot WTI Price ($/BBL)                 30.14         26.53           24.15

Spot Henry Hub Price ($/MCF)            3.91         5.47            4.86

Total Revenue ($MM)                      119       200 - 210       255 - 265

OP. Cost (inc. prod. tax) per BOE       5.27      6.70 - 6.90     6.40 - 6.60

G&A per BOE                             1.58      1.55 - 1.65     1.30 - 1.40

Recurring G&A per BOE                   1.37      1.35 - 1.45     1.30 - 1.40


=========================== [MISSION RESOURCES LOGO] ===========================

FINANCIAL HIGHLIGHTS
================================================================================

                                      REPORTED     PRO FORMA
                                        BELW        MISSION         MISSION
                                        2000       2001 EST.       2002 EST.
                                      --------    -----------    -------------
Recurring EDITDA* ($MM)                  68        125 -140        170 - 185

Discretionary Cash flow ($MM)            63        95 - 105        125 - 140

         DCF/share                     4.42       4.10 - 4.50     4.25 - 4.70

Recurring Net Income* ($MM)              18        30 - 40          40 - 50

         Recurring NI*/share           1.25       1.30 - 1.70     1.35 - 1.70



*Excludes potential one time non-cash losses in 2001

=========================== [MISSION RESOURCES LOGO] ===========================

2001 ESTIMATE BY QUARTER
================================================================================

                                    FIRST         SECOND        THIRD         FOURTH
                                   QUARTER       QUARTER       QUARTER       QUARTER
                                    2001           2001         2001           2001
                                -------------  ------------  ------------   -----------
Production (MBOE/D)                22 - 24       22 - 24       22 - 24        24 - 26

Total Revenue ($MM)                50 - 60       40 - 50       40 - 50        50 - 60

Ebitda* ($MM)                      30 - 40       25 - 35       25 - 35        30 - 40

Disc. Cash Flow ($MM)              25 - 35       20 - 30       20 - 30        25 - 35

         DCF/Share               1.10 - 1.50   .85 - 1.30     .85 - 1.30     1.10 - 1.50

Rec. Net Income* ($MM)             7 - 12        5 - 10         5 - 10         7 - 12

         Rec. NI*/Share           .30 - .50    .20 - .45      .20 - .45      .30 - .50

OP. Cost (inc. prod. Tax)
           per BOE               6.75 - 7.00   6.75 - 7.00    6.75 - 7.00    6.50 - 6.75

G&A per BOE                      1.45 - 1.55   2.20 - 2.25    1.35 - 1.45    1.30 - 1.40

Recurring G&A per BOE*           1.45 - 1.55   1.45 - 1.55    1.35 - 1.45    1.30- 1.40


*Excludes potential one time non-cash losses in 2001

=========================== [MISSION RESOURCES LOGO] ===========================

FINANCIAL HIGHLIGHTS
================================================================================

                                      REPORTED     PRO FORMA
                                        BELW        MISSION         MISSION
                                        2000       2001 EST.       2002 EST.
                                      --------    ------------   -------------
Proved Reserves (MMBOE)                 31.6     (Jan 01) 78.5

Reserve Life (R/P)                        6             9

Cash Interest expense $MM               14.8         25 - 30        25 - 30

Total Assets $MM*                      221.5       500 - 550       550 - 600

Total Debt $MM*                        125.5       250 - 280       180 - 220

Stockholders equity $MM*                57.0       150 - 170       310 - 330

Total Book Capitalization $MM*         182.5       400 - 450       490 - 550

Recurring EBITDA **/Interest Exp.       4.6x      4.6x - 5.3x      6.0 - 6.4

Total Debt/Recurring EBITDA**           1.8x      1.8x - 2.1x     1.1x - 1.4x

Total Debt/Book Capitalization           69%        60% - 64%       35% - 40%

* As of year end
**Excludes potential one time non-cash losses in 2001

=========================== [MISSION RESOURCES LOGO] ===========================

PRICE DIFFERENTIALS
================================================================================

                                QTR 1      QTR 2      QTR 3      QTR 4     TOTAL YR
                                2001       2001       2001       2001       2002
                              --------   --------   --------   --------   --------
OIL:
   Futures Price                28.14      26.11      26.17      25.69      24.15
   Location, Gravity, etc.      (3.70)     (3.70)     (3.90)     (3.95)     (3.60)
   Hedging                         --         --         --         --         --
                                -----      -----      -----      -----      -----
Net Realized Oil Price          24.44      22.41      22.27      21.74      20.55
                                =====      ====       =====      =====      =====
GAS:
   Futures Price                 5.60       5.34       5.42       5.52       4.86
   Location, Gravity, etc.       (.20)      (.20)      (.20)      (.20)      (.15)
   Hedging                       (.90)     (1.45)     (1.50)      (.40)        --
                                -----      -----      -----      -----      -----
Net Realized Gas Price           4.50       3.69       3.72       4.92       4.71
                                =====      ====       =====      =====      =====


=========================== [MISSION RESOURCES LOGO] ===========================

HEDGING STRATEGY
================================================================================

    o  Hedge to protect downside - plan to use floors and/or collars

    o  Hedges currently in place cover about 55% of total equivalent production


OIL HEDGES                                                       NYMEX        NYMEX
----------
                            BBLS      % OF TOTAL                 PRICE        PRICE
       PERIOD             PER DAY      OIL PROD.     TYPE        FLOOR       CEILING
----------------------   ---------    ----------   ---------    -------      -------
Jan. 2001 - Dec. 2001     1,500          12%        Collar       $24.00       $30.00
Jan. 2001 - Dec. 2001     6,000          48%         Floor       $21.00


GAS HEDGES                                                       NYMEX        NYMEX
                           BBLS       % OF TOTAL                 PRICE        PRICE
       PERIOD             PER DAY      OIL PROD.     TYPE        FLOOR       CEILING
----------------------   ---------    ----------   ---------    -------      -------
Jan. 2001 - MARCH 2001    25,000         43%         Collar       $2.30        $3.37
April 2001 - Oct. 2001    35,000         60%         Collar       $2.30        $2.92


=========================== [MISSION RESOURCES LOGO] ===========================

PRICE SENSITIVITIES
================================================================================

                                   2001 PRICE CHANGE               2001 PRICE CHANGE
                              --------------------------      ---------------------------
                              $1.00 / BBL     $.10 / MCF      $1.00 / BBL      $.10 / MCF
                              -----------     ----------      -----------      ----------
EBITDA                            $4.3 MM        $1.1 MM          $5.7 MM         $2.7 MM

Discretionary Cash Flow           $3.8 MM        $1.0 MM          $4.7 MM         $2.2 MM

   Per Share - Diluted               $.16           $.04             $.16            $.08

Net Income                        $2.6 MM        $0.7 MM          $3.4 MM         $1.6 MM

   Per Share - Diluted               $.11           $.03             $.11            $.05

=========================== [MISSION RESOURCES LOGO] ===========================

================================================================================


       [PHOTOGRAPH]                        Dan Foley

                                Sr. Vice President of Corporate
                                            Finance

[Page 54 depicts a picture of Dan Foley.]

=========================== [MISSION RESOURCES LOGO] ===========================

CORPORATE M&A OBJECTIVES
================================================================================


   o Focus will be on uncovering opportunities before they reach the auction market

      - Information from Board of Directors, shareholders, industry contacts and potential sellers

   o Deal structures will utilize Mission Resources' common equity to the extent possible

      - Potential use of bridge financing or liquidity under senior revolver to bridge to secondary stock offering

   o  Goal of at least one corporate transaction this year

   o Interesting Areas include three current core areas (permian, Gulf Coast, Gulf of Mexico), as well as Canada, Mid continent, Rockies, and South Texas

      -  No foreign acquisitions

=========================== [MISSION RESOURCES LOGO] ===========================

SMALL - CAP E&P COMPANIES - LOW VALUATIONS / UNDERFOLLOWED
================================================================================

                                  PARTIAL LIST

          Carrizo Oil & Gas                       Miller Exploration

          Chaparral Resources                     National Energy Corp.

          Clayton Williams                        North Coast Energy

          Coho Energy                             Panaco

          Devx Energy                             Petrocorp

          Hallwood Energy                         Petroquest

          Inland Resources                        Pyr Energy

          KCS Energy                              Remington Oil & Gas

          Key Production                          Southern Mineral

          Maynard Oil                             Wiser Oil



=========================== [MISSION RESOURCES LOGO] ===========================

UMC CORPORATE ACQUISITION HISTORY
================================================================================

                                  [LINE GRAPH]


[Page 57 depicts a line graph of UMC Corporate Acquisition History. The vertical axis measures Proved Reserves (MMBOE)(from 0-300) and the horizontal axis measures years (from 1986-1997).]

=========================== [MISSION RESOURCES LOGO] ===========================

ADMINISTRATIVE FUNCTIONS
================================================================================


     o Torch, Novistar and others will provide financial and administrative services for Mission Resources as follows:

         -   Accounting and Information Technology

         -   Human Resources

         -   Corporate Secretary

         -   AFE administration

         -   Risk Management

         -   Oil and Gas Marketing

     o Management is reviewing the terms of these services and quality of service to maximize the benefit to Mission Resources

         -   Renegotiate contracts given expanded size of company

         -   Potentially bring some functions in-house

=========================== [MISSION RESOURCES LOGO] ===========================

                            [MISSION RESOURCES LOGO]


[Page 59 depicts the Mission Resource's logo.]